UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN NATIONAL INSURANCE COMPANY

Full Name of Registrant

N/A

Former Name if Applicable

One Moody Plaza

Address of Principal Executive Office (Street and Number)

Galveston, Texas 77550

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American National Insurance Company (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense due to the circumstances described herein. Additional time is needed to complete the documentation necessary to finalize the Company’s and its auditor’s assessment of the effectiveness of the Company’s internal control over financial reporting and the audit of its consolidated financial statements for the year ended December 31, 2016. The Company anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

While not related to the filing extension, the Company expects to make revisions to correct immaterial errors in its financial statements for the fiscal years ended December 31, 2015 and 2014 for inclusion in the Form 10-K that will revise the previously reported consolidated balance sheets and the consolidated statements of cash flows. The Company does not expect to modify previously disclosed net income or stockholders’ equity.

The Company expects that such Form 10-K will report that, as part of its evaluation of its internal controls over financial reporting, the Company identified certain material weaknesses in its internal control over financial reporting relating to (i) the measurement of deferred income tax amounts and (ii) the reporting of collateral posted by our equity option derivatives counterparties. Although none are expected at this time, as the Company and its auditors finalize the audit process, additional adjustments and/or weaknesses could be identified. The Company is committed to remediating these material weaknesses in a timely manner. While the Company believes that progress has been made in enhancing internal controls as of December 31, 2016 and in the period since, the material weaknesses have not been fully remediated due to insufficient time to fully assess the design and operating effectiveness of the related new controls.

Forward Looking Statements

This Form 12b-25 contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements use words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. Forward-looking statements are subject to various known and unknown risks and uncertainties, and the Company cautions you that any forward-looking information provided by it or on its behalf is not a guarantee of future events or performance. There are a number of factors, risks and uncertainties that could cause actual results or future events to differ, possibly materially, from the expectations reflected in these forward-looking statements, some of which are beyond our control, including, but not limited to, any further delay in the filing of the 2016 Form 10-K; the suspension of our eligibility to use Form S-3 registration statements until we have timely filed our SEC periodic reports for a period of 12 months, which may increase the time and resources we need to expend if we choose to access the public capital markets; the impact on any previously issued financial statements; additional uncertainties related to accounting issues generally and those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2015 and our subsequent reports on Form 10-Q. Any forward-looking statements in this document speak only as of the date of this document, and we undertake no obligation to update any such statements to reflect any change, except as may be required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John J. Dunn, Jr.	409	766-6063
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American National Insurance Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	By:	/s/ John J. Dunn, Jr.
John J. Dunn, Jr.
	Title:	Executive Vice President, Chief Financial Officer & Treasurer